CHINA PROPERTIES DEVELOPMENTS, INC.
89 Chang’an Middle Road
Yangming International Tower
26/27 Flrs.
Xi’an, China 710061

June 9, 2006
Josh Forgione
Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC 20549

Mail Stop 4561

            Re:  China Properties Developments, Inc. (the “Company”)
                    Form 10-KSB for fiscal Year Ended December 31, 2005
                    Filed April 17, 2006
                    File No. 0-50637

Dear Mr. Forgione:

Thank you for your letter dated May 9, 2006 concerning the Company’s filing with SEC. Below please find responses to the comments made in your May 9, 2006 letter. For your convenience, we have also included in this letter, in italicized text, the full text of each of the comments contained in your May 9, 2006 letter.  As we discussed, we will await filing the amendment to the Form 10-KSB for the year ended December 31, 2005 until your office has had a chance to review our responses and advise us accordingly.

Seasonally, page 10

1.	We note your disclosure that your property management services, including leasing, continue a normal course of business throughout the year and are not subject to seasonality. It light of this, please explain the fluctuation in your rental income balance from $22,974 and $32,391 for the nine months ended September 30, 2005 and 2004, respectively, to $169,390 and $225,567 for the years ended December 31,2005 and 2004, respectively.

Until March 31, 2006, we have two rental incomes, one from a related party, Hantang Book Store, the other from a third party, Xiaozhai Branch of Bank of China.  Since most of rental income was from a related party and it did not pay rent quarterly as the contract required, we recorded rental income as payments were received.  This caused the fluctuation of our rental income.

We now believe that we should have had used the straight-line revenue recognition method to accrued rental incomes pursuit to the Paragraph 19 of SFAS 13, and assessed the possibility of collection of rent receivables when we prepared financial reports.  We will amend our 2005 10-KSB accordingly.

Working Capital, page 11

2.	Please revise to provide further details as to the revolving credit facilities available to you, including limits, interest rate, lender and terms of the facilities. Please also revise to provide the relevant disclosures of this facility in the notes to your financial statements.

We do not have additional revolving credit facilities available. We obtain short-term, long-term and mortgage loans as needed.  We will amend the “Working Capital” section of Item 6.” MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION”, as follows:

“Working Capital

We have funded the growth of our business through a combination of available cash and cash equivalents, and cash flows generated from operations. In addition, we have been able to obtain short-term, long-term and mortgage loans to support the growth of our business.  For the years ended December 31, 2005 and 2004, we obtained short-term loans of $1,848,139 and $181,225, respectively, and long-term loans of $4,327,600 and $0, respectively.    In addition, we obtained mortgage loans on our construction in progress of $1,987,102 and $211,704 for the years ended December 31, 2005 and 2004.   Unless cash flows from operations will be sufficient to support our needs in the future, it may be necessary for us to continue to obtain short-term, long-term and mortgage loans.  No assurance can be given that we will be able to obtain such loans on terms acceptable to the Company.

Liquidity and Capital Resources, page 11
3.	We have reviewed your response and revisions to your document related to prior comment 11. We reissue our comment in its entirety. Please revise your disclosure to include a discussion and analysis of material changes in operating, investing and financing cash flows, and the reasons underlying those changes. In addition, you should include a discussion of your upcoming cash requirements over both the short and long term. Refer to SEC Release 33-8350. In revising your disclosure, please ensure that all amounts disclosed in your discussion agree to the actual changes or balance per the financial statements. For instance, your disclosure of cash provided by (used in) operating activities, mortgages payable and cash and cash equivalents are not consistent with the amounts reported in your statement of cash flows.

We will amend the “Liquidity and Capital Resources” section of Item 6.” MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION”, to include the following (please note that some of the figures below may change based upon other changes contemplated by this letter which will be made in the financial information to be included in the amended filing):

“Net cash used in operating activities was $5,318,747 for the year ended December 31, 2005 which was primarily the result of net income of $122,375 offset by an increase in office space construction of $2,555,386, an increase in advances to officers of $479,568 and in increase in other assets of $2,810,354.   This compares to net cash provided by operating activities for the year ended December 31, 2004 of $3,942,766 which was primarily the result of net income of $57,884, decrease in office space held by sale of $3,908,338, increases in accounts payable and accrued expenses of $159,509, increase in taxes payable of $378,896, offset by an increase in other assets of $257,674 and a decrease in deferred revenue of $934,271.

Net cash used by investing activities for the year ended December 31, 2005 was $128,469 compared to $3,871,149 for the year ended December 31, 2004 which change was primarily due to the purchase of a long-term investment in 2004 of $362,450 for which there was no comparable item in 2005, and the purchase of fixed assets of $3,508,699 in 2004 compared to $137,519 for the purchase of fixed assets in 2005.

For the year ended December 31, 2005, net cash provided by financing activities was $5,841,122 compared to net cash used by financing activities of $175,915 for the year ended December 31, 2004.  Such change was primarily due to an increase in loans obtained in 2005 compared to the prior year.  For the year ended December 31, 2005, we obtained short-term loans of $1,848,139, long term loans of $4,327,600 and mortgage loans of $1,987,102 offset by loans to related parties of $2,448,959.  For the year ended December 31, 2004, we obtained short-term loans of $181,225, no long term loans and mortgage loans of $211,704 offset by loans to related parties of $925,657.

We acknowledge, based on currently proposed plans and assumptions relating to our operations, that our current cash, together with projected cash flows from operations and projected revenues,  may not be sufficient to satisfy our contemplated cash requirements for the next twelve months.

We owe mortgages payable in the amount of $1,961,916 at fiscal year end December 31, 2005 compared with $211,704 at fiscal year end December 31, 2004 against the lands and buildings owned by us.  As at December 31, 2005 and December 31, 2004, we had cash and cash equivalents of $5,962,999 and $643,918, respectively. Although we believe we are adequately capitalized, based on the risk factors for a company at our stage of development, we acknowledge we may need to raise additional capital within the next twelve months.  If cash generated from operations are insufficient to meet our long-term liquidity needs, we may need to raise additional funds or seek other financing arrangements.  In this regard, we expect that we will be able to obtain short-term and long-term loans like we have obtained in the past.  However, there can be no assurance that any such additional funding (including short-term or long-term loans) will be available on favorable terms or at all.

Financial Statements and Notes independent

Independent Auditor's Report, page F-2

4.	Please have your auditors revise their report to include the conforming signature required by Rule 302 of Regulation S-T and to indicate, if true, that their audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). Refer to the illustrative audit report in the Public Company Accounting Oversight Board's Auditing Standard No. 1.

Our auditor will revise its report in the amended Form 10-KSB to include the conforming signature and to indicate the audit was conducted in accordance with standards of the PCAOB.

5.	We note that your independent accountants are located in the United States of America. Please have your new independent accountants explain to us in sufficient detail how they performed the audit of your international operations. Please also tell us whether a foreign audit firm assisted in the audit and, if so, whether such foreign firm is credentialed with the SEC or registered with the PCAOB, if required.

While our independent auditor is located in the US, its audit team, including the audit partner, visited our office and facilities in Xi’an City, China, when it conducted field work.  Our auditor has an associated local Chinese CPA firm in Xi’an City, which is independent and only participated in immaterial audit procedures, such as counting cash on hand on December 31, 2005, and sending out bank confirmations. This Chinese CPA Firm is not registered with US PCAOB.

Consolidated Statements of Operations, page F-4

6.	Please revise your description of revenue generated by "sales" to a title that is consistent with the nature of this revenue item, which we understand relates to sales of individual condominium units or office space. In addition, please explain to us why you do not present rental income as a component of income from operations. If rental income represents a component of your operating activities, as suggested in Note 1, please revise to present rental income after the gross profit from unit sales but before operating expenses in arriving at income (loss) from operations.

In our amended 2005 10-KSB, we will change the description of revenue to “sales of condominium units and office space” to reflect the nature of the revenue.  Also, we will present rental income after gross profit from unit sales and before operating expenses as requested.

Consolidated Statements of Cash Flows, page F-6

7.	Refer to prior comment 1. You have not provided adequate disclosure in your financial statements or your response to comment 7 in our letter dated April 14, 2006 to explain the nature of loans to and from related parties. Accordingly, we still do not understand why you have netted the cash flows from loans to related parties and due to related parties. Please tell us what accounting literature you relied on in determining this was appropriate. Further, please tell us how you determined the loans to related parties constitute financing activities, based on the guidance in paragraphs 15 through 20 of SFAS 95.

The directors of the Company own a majority of and control these related companies, which are in diversified businesses.  The Company has at various times in the past loaned or borrowed money to or from these companies on a temporary basis for day-to-day operations.  It is expected that similar transactions will continue in the future.  These intercompany loans are unsecured, bear no interest, and are due on demand.  According to SFAS 95, Paragraph 11, “the net amount of related receipts and payments provides sufficient information not only for cash equivalents, as noted in paragraph 9, but also for certain other classes of cash specified in paragraph 12, 13, and 28”.   And Paragraph 13 states “Items that qualify for net reporting because their turnover is quick, their amounts are large, and the maturities are short…”  Therefore, we net the cash flows from loans to related parties.

Since these loans are for day-to-day operating activities, and according to SFAS 95, Paragraph 22, (c), “All other cash receipts that do not stem from transaction defined as investing or financing activities …”, and Paragraph, (e),  “All other cash payments that do not stem from transactions defined as investing or financing activities…”, these cash flows should be considered as cash flows from operating activities.  We will amend our 2005 10-KSB to reflect these changes.

8.	We note that cash used in operating activities includes approximately $2.8 million in cash outflows related to changes in other assets, which appears to be primarily related to an increase in restricted cash required by your debt obligations disclosed in Notes 9 and 12. Please revise your statement of cash flows to classify the change in restricted cash as cash used in investing or financing activities, as applicable, and provide us your basis for determining the appropriate classification as either investing or financing or further explain to us why you believe your current classification in operating activities is appropriate.

The approximately $2.8 million cash outflows was due to the increase in restricted cash. These compensation cash deposits were required by debt obligations and should be treated as part of repayment to loan principals.  According to SFAS 95, paragraph 20, item (C), “Other principal payments to creditors who have extended long-term credit” are considered as cash outflows from financing activities, these cash outflows should be cash outflows from financing activities.  We will amend out 2005 10-KSB accordingly.

Note 2 - Significant Accounting Policies Inventories and Construction in Progress, page F-8

9.	We have reviewed your response to prior comment 4. SFAS 67 requires that you estimate total project costs, allocate such costs to the various units for sale and make revisions to such estimates throughout the project. As such, we do not understand how using an estimate of 75% of the selling price for units related to all properties meets the requirements in SFAS 67. Please tell us and revise your disclosure to specifically explain how you determine your total estimated project costs, allocate such costs to units sold and your policy for reviewing such estimates for revision as construction progresses. In your response and revised disclosure, please also disclose how you allocate costs between the portion of the building to be sold and the portion of the building to be held and leased or held and used for your operations. Finally, please include references to the accounting literature that supports your policies.

We will amend our accounting policy for revenue recognition.  Please see our responses to Item 11.

We will disclose accounting policy for real estate project cost.  Please see our response to Item 10.

10.	We have reviewed your response to prior comment 5 and reissue our prior comment in part. Please advise us and revise your disclosure to expand your accounting policy to disclose in sufficient detail the types of acquisition and development costs capitalized, the period during which these costs are capitalized and the amount of interest capitalized during each period presented. In your response and revised disclosure please also explain to us how you capitalize interest costs associated with each property in accordance with SFAS 34. In this regard, we note from your disclosure on page F-12 that you have capitalized a substantial amount of interest related to the construction of the Yangming building but have not capitalized any interest related to the construction of the Jiahui building. Refer also to SFAS 67 and EITF 97-11.

We will add the following to Note 2 in our amended 2005 10-KSB to disclose our accounting policy regarding costs capitalized in real projects as follows:

“Note 2- SIGNIFICANT ACCOUNTING POLICIES

Real Estate Project Costs

Costs that were directly identifiable with real estate projects and incurred before constructions were substantially completed and projects were available for occupancy, were capitalized into project costs, which mainly consist of preconstruction costs, construction costs, and interest costs.  Costs subsequent to the completions of construction were expensed as incurred. Capitalized costs were allocated to the portion that the Company uses for its operations and the portion held for sale and rental, based on area methods.  Costs associated with rental portion and portion using for the Company’s own operations were classified into fixed assets and depreciations commenced when projects changed from nonoperating to operating.  Costs associated with portions held for sale remained in project costs.”

During the construction of the Jiahui Building, the Accountant Principles of China required all interest cost related to construction be recorded as financing expenses and charged to operation of current period as incurred. As during the constructing of Yangming Building, the Accountant Principles of China was amended to require to capitalized interest cost associated with real estate projects in the period of time to get projects ready for their intended use.  This is very similar to US SFAS 34.  We incurred approximately $750,000 interest expenses during the construction of Jiahui building.  If we capitalized this interest cost pursuit to SFAS 34, we would have increased $750,000 in the historical cost of Jiahui Buidling which is still below the marked value, as well as retained earnings in our balance sheet.  Please advise us whether the Commission believes we should make this adjustment.

Revenue Recognition, page F-8

11.	Please revise your disclosure to specify the criteria you follow under SFAS 66 in recognizing revenue under the full accrual method related to the sale of office space in your buildings.

When we sell  a unit to a buyer, we execute a sales contract with the buyer and pass title to it at closing.  The buyer generally takes out  a mortgage on its property and as a result pays  us alump sum payment and we receive the full  sales price at closing. We believe this process meets FASB 66, Paragraph 5, Item a, b, and c.  However, because the property is still under construction, we do not think the sales meets FASB 66, Paragraph 5, Item d.  Therefore, we now believe we should have  used the full accrual method to recognize revenue when we deliver properties to buyers.  We will amend our revenue recognition policy as follows and amend income statements accordingly:

“Note 2- SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue from sales of condominium unites and office spaces are recognize when relevant unites and spaces are available for occupancy and delivered to buyers, using full accrual method.  We recognized revenue from sales of condominium unites and office spaces in Yangming Building when we began to deliver relevant properties to buyers in October 2005.

Rental incomes are recoded monthly in accordance with the terms of the leases, or pursuit to Paragraph 19 of SFAS 13”

12.	We note from your disclosure on page F-12 that you have recognized approximately $8.3 million, in the aggregate, in cost of sales related to the sale of office space located in your Yangming building. However, we note from your disclosure on page 4 that this building wasn't ready for occupancy until October 2005. Further to this point, you state in response to comment 6 that you do not expect to complete construction of this building until July 2006. Please explain to us and revise your disclosure to clarify how you generated revenue in your historical financial statements. In this regard, please reconcile how you recognized revenue related to the sale of units in the Yangming building if you do not expect to complete construction until July 2006 and none of the space was available for occupancy until October 2005. Please also tell us and disclose in sufficient detail the terms of your unit sales and how you qualify for the full accrual method under SFAS 66. Finally, please tell us whether any of your revenue transactions are with the related parties disclosed in Note 5.

In China, when a real estate developer has completed some of the actual construction of a  property for development, the developer can generally apply to the government for pre-sale permission to begin selling the property.  As a result, a developer can  sell the property even before the completion of construction with comparatively lower prices to acquire enough cash flow. However, we now believe that we should have  recognized revenue in according with FASB 66. We will amend our 2005 10-KSB accordingly, as disclosed in our responses item 11.  We will also disclose revenue transaction with related parties in our amended 10-KSB.

13.	We have read your response to prior comment 3. As it relates to your rental revenues, please tell us if the recognition of such amounts on a monthly basis in accordance with the terms of the lease approximates the straight-line revenue recognition required by paragraph 19 of SFAS 13. In your response, please quantify the difference in revenues that would have been reported for the years ended

December 31, 2005 and 2004 had you used a straight-line revenue recognition method from the revenue reported in your financial statements.

We now believe we should have used the straight-line revenue recognition method to accrue rental income and assess the possibility of collection of rent receivables when we prepared our financial reports.  We will amend our 2005 10-KSB accordingly.

14.	Further to our previous comment, please tell us if you are engaged in "property management and related services," as indicated in Note 1, and if so, please tell us, and revise your filing to include, your revenue recognition policy for such services, including reference to the relevant accounting literature that supports your policy. If you do not provide these services, please revise your filing to remove any references that you provide such services.

We have not engaged in  “property management and related services” to date.  However,  we anticipate  developing these services in the near future.  Therefore, we will amend Note 1 as follows:

“Note 1-ORGANIZATION AND OPERATIONS

China Properties Developments, Inc. (the "Company") was incorporated in the State of Colorado on June 15, 2001.   The Company presently engages in the business of real estate development, including sale and lease of real estate in Xi'an City, Shanxi Province, People's Republic of China ("PRC").

Effective October 14, 2005, Wollaston Industrial Limited (“Wollaston”), the parent company of Xi’an Jiahui Real Estate Co., Ltd. (“Jiahui”) completed its merger agreement (“Agreement”) with Bangla Property Management, Inc. (“Bangla”). The agreement provided for Bangla to issue 10,000,000 shares of its common stock to acquire 100% of Wollaston in a capital transaction accounted for as a reverse merger. As a result of the Agreement, the transaction was treated for accounting purposes as a recapitalization of the accounting acquirer (Wollaston) and a reorganization of the accounting acquiree (the Company, formerly Bangla). Accordingly, the historical financial statements presented prior to the merger are the historical financial statements of Wollaston, which includes Wollastons’ majority owned subsidiary Jiahui.

Wollaston was incorporated on April 21, 2004 in British Virgin Islands (“BVI”) under the International Business Companies Act, as a limited liability corporateion. Wollaston owns 90.28%of Jiahui, which was established in Xi’an City, Shaanxi Province, PRC on December 17, 1996 under the Company Law of PRC. Jiahui engages in the business of real estate development, including sale and lease of real estate.”

Note 3 - Office Space Hold for Sale - Jiahui Building, page F-12

15.	We have read your response to prior comment 6. Please revise to provide transparent disclosure here and in Note 4 regarding your planned use of these two buildings including a discussion of which portion of the building you plan to sell, hold and lease and hold for your operations.

We will add the following to the Note 2 in our amended 2005 10-KSB to summarize the two real estate projects:

“Note 2- SIGNIFICANT ACCOUNTING POLICIES

Real Estate Projects

The Company currently holds majority of two buildings:

Jiuhui Office Building

We commenced the construction of Jiahui Office Building (“Jiahui Building”) in 1998.  We ceased major construction in December 1999, finished tenant improvements and held available for occupancy on June 30, 2000.  We leased the first to fourth floors to a related party, Hantang Bookstore.  We had used the 5th  floor, west part of 14th floor, 15th floor, and the underground parking garage for our operations from July 2000 through October 2005.  We hold these spaces for rental after we moved our office to Yangming Building. We classified these spaces as fixed assets and depreciation have been provided since July 1, 2000.  The rest of the spaces in Jiahui Building have been sold to date.

Yangming International Tower

We commenced the construction of Yangming International Tower (“Yangming”) in 2002 and ceased major construction in October 2005.  We plan to finish tenant improvements and hold available for occupancy by July 2006.  We will use the top two floors (26th and 27th floors) as our office.  We will rent out the twenty-fifth floor.  These spaces will be classifies as fixed asset and relevant depreciation will commence on July 1, 2006. We have been selling and will continue to sell the rest space of Yangming.

16.	We note your disclosure on page 4 that this building was completed for occupancy in 1999 and that you continue to use or lease the remaining space that has not been sold. Please tell us why you classify the remaining space available for use or lease as held for sale if it is currently in use in operations. In your response, please explain to us how the remaining space meets the criteria set forth in paragraph 30 of SFAS 144.

The Company had occupied the remaining space in Jiahui Building that has not been sold since July 2000.  After the Company moved its office to Yangming Building in October 2005, Management initially planned to sell this remaining space in Jiahui Building. However, instead of selling this space, the Company subsequently determined and has leased  a majority of this  space.  These spaces are no longer qualified as assets held for sale pursuit to paragraph 30 of SFAS 144.  We will amend our 2005 10-KSB to reclassify the remaining spaces in Jiahui Building that has not sold as fixed assets and take depreciation beginning on July 1, 2000.

Note 4 -- Office Space Construction in Progress - Yangming Building, page F-12

17.	We note your disclosure that the interest capitalized to the Yangming building totaled $2.3 million. Tell us how this amount relates to the $107,032 and $15,175 of capitalized interest in 2005 and 2004, respectively, as disclosed in Note 11 at page F-16. In your response, please indicate the period over which such interest costs were incurred. For instance, we do not understand how you have accumulated S2.3 million in capitalized interest costs when you have only capitalized $0.1 million, in the aggregate, for the two years ended December 31, 2005.

The approximately $2.3 million interest capitalized to the Yangming building accumulates all interest paid through December 31, 2005 on various loans, including bank loans and mortgage loans.  The $107,032 and $15,175 of capitalized interest in 2005 and 2004, respectively, as disclosed in Note 11, only includes interest paid for mortgage loans and does not includes other bank loans.

Note 5 - Related Party Transactions, page F-l 3

18.	We have reviewed your response to prior comment 7. The related party amounts disclosed in your financial statements suggests that you have historically and continue to enter into material related party transactions. Your revised disclosure does not comply with the minimum disclosure requirements in paragraph 2 of SFAS 57 to provide the necessary information to understand the nature of these related party transactions and the effects of these transactions on your financial statements. Please revise to include the disclosures required by paragraph 2(a) -(e) of SFAS 57 related to all related parties, as defined in Appendix B, which appear to include the entities identified in Note 5 as well as transactions with officers and employees.

We will revise our notes to include follows in our amended 2005 10-KSB to disclose related party transactions:

“Note 2- SIGNIFICANT ACCOUNTING POLICIES

Related Party Transactions

“Advance to officers” and “Advance to employee” are advances to officers and employees who are working on projects on behalf of the Company.  After the work is finished, they will submit expense reports with supporting documents to the accounting department. Then, the expenses are debited into the relevant accounts and the advances are credited out. Cash flows from these activities are classified into operating activities.

“Loans to related parties” and “Due to related parties” represent temporally short-term loans from/to affiliates, which are majority owned and controlled by directors of the Company.  These loans are unsecured, non-interest bearing and have no fixed terms of repayment, therefore, deemed payable on demand.  Cash flows from these activities are classified as cash flows from operating activities due to the nature of involvement in day-to-day operation.

“Notes payable to an affiliate” represents notes payable to an affiliate which is majority owned and controlled by directors of the Company.

“Due to officers” are temporally short-term loans from our officers to finance the Company’s operation due to lack of cash resources.  Cash flows from these activities are classified as cash flows from financing activates.”

Note 5-	RELATED PARTY TRANSACTIONS

	Lease
	The Company leases office and retail space to an affiliate Shaanxi JiaHui Hantang Book Publishing Co., Ltd. The lease period is from January 1, 2003 to December 31, 2007. The rent is $192,100 per year and the rent is payable semi-annually.

	Due from Affiliates

	Due from affiliates consists of the following:				December 31,
					2005
	Name of affiliates
	Shaanxi Lezhan Property Management Co., Ltd.				$43,451
	Jiahui Restaurant				43,167
	Shaanxi Xinyuan Industrial Co., Ltd.
	Xi'an Qi'an Ceramics Factory				216,478
	Shaanxi Jiahui (Group) Real Estate Co., Ltd.				2,381,751
	Shaanxi Han-tang Publishing Co., Ltd.
	Shaanxi Han Tang Trading Ltd.				672,279
	Shaanxi Zhengyang Real Estate Co., Ltd.

					$3,357,126

	Due to Affiliates

	Due to affiliates consists of the following:				December 31,
	Name of affiliates				2005

	Shaaxni Ruize Industrial Co., Ltd.				$371,431
	Shaanxi Han-tang Publishing Co., Ltd.				124,048
	Shaanxi Han Tang Trading Ltd.
	Shaanxi Zhengyang Real Estate Co., Ltd.				193,973
	Shaanxi Brothers Real Estate Co., Ltd.				324,804
	Shaanxi Xinyuan Industrial Co., Ltd.				385,468

					$1,399,724
					===============
	Notes Payable to an Affiliate

	Notes payable consist of the following as of December 31, 2005
		Loan		Monthly
	Name of creditor	Amount	Duration	Interest Rate	Collateral

	Shaanxi Ruize Industrial Co., Ltd.	$1,860,000	10/13/05-4/13/06	0	Full Amount of Restrited CD
		248,000	11/01/05-05/01/06	0
		248,000	11/15/05-5/15/06	0

		$2,356,000

Note 9 - Bank Loans, page F-l 5

19.	We note that based on the disclosed durations of your bank loans, it appears that all such loans are in default as of the balance sheet date. Please tell us and disclose if these loans were extended and whether there are any associated penalties or increases in interest rates charged under these loans.

We have noted an error in the report.  The short-term bank loans have been extended into 2006 without penalties and increases in interest rates.  We will amend Note 9 as follows:

Note 9-	BANK LOANS

	Bank loans consist of the following:

	Current
		Loan		Monthly
	Financial Institutions	Amount	Duration	Interest Rate	Collateral
	Tumen Branch of Commercial
		$1,860,000	09/29/05-09/29/06	0.69750%	Yangming Building
	Southern Subbranch of Bank of China
		2,976,000	06/15/05-06/15/06	0.68961%	CD US$500,000
	Tumen Credit Corp.	372,000	11/03/05-11/03/06	0.79050%	Yangming Building
	Changyanbao Credit Corp.	558,000	12/02/04-12/04/05	0.66375%	Yangming Building

		$5,766,000
		==========

	At December 31, 2005, we defaulted on $558,000 loan from Changyanbao Credit Corp. We paid off this loan on Juanuary 26, 2006.

	Long-term
		Loan		Monthly
	Financial Institutions	Amount	Duration	Interest Rate	Collateral
					Basements of yangming (1-3 floors) Floor 4 5 25 26 partially used for guaranty

	Dengjiapo Credit Cooperatives	$1,723,600	12/28/05-10/28/08	0.67200%

					Basement of Jiahui Office Building part of Floors 5 13 14 and floors 6 7 for guaranty

	Qujiang Credit Cooperatives	2,604,000	12/29/05-12/29/08	0.67200%

		$4,327,600
		==========

	At December 31, 2005, future minimum principle and interest payments are as follows, interest payments are made quarterly.

	Year ending December 31,		Principle	Interest	Total
	2006		$-	$348,978	$348,978
	2007		-	348,978	348,978
	2008		4,327,600	348,978	4,676,578

	Total		$4,327,600	$1,046,934	$5,374,534

Note 11 - Mortgage Loans, page F-l6

20.	We note your disclosure here that interest costs of $107,032 and $15,175 were capitalized to construction-in-progress in 2005 and 2004, respectively. Please reconcile these amounts with the amounts reported as cash paid for interest in your statement of cash flows. Please tell us and revise to disclose the amount of additional interest expense over the amount capitalized and where such expense is recorded in the financial statements.

Because we accrued interest payable that we did not pay on December 31, 2005, the interest costs capitalized in the real estate projects were more than the amounts reported as cash for interest in statements of cash flow.  We will reconcile these amounts in our amended 2005 10-KSB.

Note 12 - Notes Payable, page F-l 8
21.	We note that $2,356,000 of your notes payable balance is to Shaanxi Ruize Industrial Co., Ltd. Please tell us if this is the same company listed as a related party in Note 5 on page F-13. If so, please revise to label these notes as related party and to provide the disclosures required by paragraph 2 of SFAS 57,

Shanxi Ruize Industrial Co., Ltd is an affiliate of the Company. We will amend our 2005 10-KSB to include the following:

We will add relevant disclosure in the notes:

“Note 2- SIGNIFICANT ACCOUNTING POLICIES

Related Party Transactions

“Advance to officers” and “Advance to employee” are advances to officers and employees who are working on projects on behalf of the Company.  After the work is finished, they will submit expense reports with supporting documents to the accounting department. Then, the expenses are debited into the relevant accounts and the advances are credited. Cash flows from these activities are classified into operating activities.

“Loans to related parties” and “Due to related parties” represent temporally short-term loans from/to affiliates, which are majority owned and controlled by directors of the Company.  These loans are unsecured, non-interest bearing and have no fixed terms of repayment, therefore, deemed payable on demand.  Cash flows from these activities are classified as cash flows from operating activities due to the nature of involvement in day-to-day operation.

“Notes payable to an affiliate” represents notes payable to an affiliate which is majority owned and controlled by directors of the Company.

“Due to officers” are temporally short-term loans from our officers to finance the Company’s operation due to lack of cash resources.  Cash flows from these activities are classified as cash flows from financing activates.

We will also add a “Notes payable to an affiliate” in Note 5:

“Note 5 - RELATED PARTY TRANSACTIONS

Notes payable to an affiliate consists of follows as of December 31, 2005

	Loan		Monthly
Name of creditor	Amount	Duration	Interest Rate	Collateral

Shaanxi Ruize Industrial Co., Ltd.	$1,860,000	10/13/05-4/13/06	0	Full Amount of Restricted CD
	248,000	11/01/05-05/01/06	0
	248,000	11/15/05-5/15/06	0

	$2,356,000

In our amended 2005 10-KSB, we will add the following to our notes to disclose our amendments per SEC comments:

“RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company’s previously issued financial statements were reviewed by the United States Securities and Exchange Commission. During the course of the Commission’s  review, the Commission issued comment letters to which we provided responses and amended our financial statements per such comments.”

Should you have any further questions or comments, please contact Steven Lou, our Chief Financial Officer, at our offices, or our counsel, David M. Kaye (Tel: 973-443-0600, Fax: 973-443-0609).

Thank you for your assistance.

Very truly yours,

CHINA PROPERTIES DEVELOPMENTS, INC.

/s/  Ping’an Wu
Ping’an Wu
Chief Executive Officer

/s/  Shuo (Steven) Lou
Shuo (Steven) Lou
Chief Financial Officer